UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 001-34298
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
infoUSA 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
infoGROUP Inc.
5711 South 86th Circle,
Omaha, Nebraska 68127

infoUSA 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm Thereon)

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

infoUSA 401(k) Plan
Date: June 29, 2010	/s/ Thomas Oberdorf
Thomas Oberdorf
Executive Vice President and Chief Financial Officer infoGROUP Inc., Plan Administrator

infoUSA 401(k) PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	11

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1
EX-23.1

Report of Independent Registered Public Accounting Firm
The Plan Trustees
infoUSA 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the infoUSA 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the infoUSA 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Omaha, Nebraska
June 29, 2010

info USA 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Noninterest-bearing cash	$256,718	—

Investments, at fair value:
Money market fund	4,245	3,170
Mutual funds	64,594,122	45,271,135
Common collective trust	4,202,580	5,729,952
info GROUP Inc. common stock	13,459,308	6,812,750
Common stock	122,036	70,676

Total investments, at fair value	82,382,291	57,887,683

Participant loans	1,311,698	1,363,494
Receivables:
Employer contributions	79,910	83,274
Employee contributions	—	246,930

Total receivables	79,910	330,204

Total assets	84,030,617	59,581,381
Liabilities:
Due to custodian for securities purchased	1,900	3,046

Accrued administrative expenses	6,055	3,660

Net assets available for benefits, at fair value	84,022,662	59,574,675
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	70,432	388,650

Net assets available for benefits	$84,093,094	59,963,325

See accompanying notes to financial statements.

info USA 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$1,592,583
Net appreciation in fair value of investments	19,796,403

Total investment income, net	21,388,986

Contributions:
Participants	6,746,247
Employer stock contribution	2,594,284
Participant rollovers	180,854

Total contributions	9,521,385

Total additions, net	30,910,371

Deductions from net assets attributed to:
Benefits paid to participants	6,571,255
Administrative fees	209,347

Total deductions	6,780,602

Net increase	24,129,769
Net assets available for benefits:
Beginning of year	59,963,325

End of year	$84,093,094

See accompanying notes to financial statements.

infoUSA 401(k) Plan
Notes to Financial Statements — December 31, 2009 and 2008
(1) Description of the Plan
The following description of the infoUSA 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a) General
The Plan is a defined contribution plan covering employees of infoGROUP Inc. (the Company). Plan eligibility is the first of the month following 30 days of consecutive employment by the Company and attainment of age 21. Effective June 1, 2008, the Company changed its name from infoUSA Inc. to infoGROUP Inc. This did not have any impact to the operations of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
(b) Administration
The Plan is administered by the 401(k) Plan Committee. The Committee consists of members appointed by the Compensation Committee of the Board of Directors of the Company. The Committee is responsible for Plan administration, managing the Plan’s activities, and reviewing and selecting the investment options offered under the Plan.
(c) Contributions
Each year, participants may contribute up to 100% of their pretax annual compensation, as defined by the Plan, not to exceed limits set by the Secretary of the Treasury. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company makes matching contributions of 50% of the first 6% of participant contributions, which may be in the form of Company common stock or cash. Since March 19, 2010, the Company contributions have been made in cash contemplating the pending merger transaction discussed in Note 10.
(d) Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of plan earnings based on balances in his or her account. All contributions, except Company matching contributions made in Company common stock, are directed by the participants into the various investment options offered. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For Company matching contributions made in Company common stock, participants may elect to transfer the value of the common stock to other investment options at any time.

(e) Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. Participants become vested in the Company’s contribution according to the following schedule:

Vested
percentage
Years of service:
Less than 2	—%
2 years but less than 3	25
3 years but less than 4	50
4 years but less than 5	75
5 years or more	100
(f) Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. These loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25% at December 31, 2009. Principal and interest are paid ratably through payroll deductions. Loans are considered in default 90 days following the last payment for the loan. At the time of default, they are treated for tax purposes as a distribution of the Plan. Participant loans are recorded at amortized cost.
(g) Payment of Benefits
Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the participant’s employment or the Plan. Participants may also receive distributions while employed by the Company in the event of a financial hardship or upon attainment of age 59 1/2. Distributions may be made in the form of a lump-sum cash payment or periodic installments.
(h) Forfeitures
Nonvested portions of terminated participants’ accounts are forfeited. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $40,107 and $16,655, respectively. Forfeitures are applied against future Company contributions or for the payment of administrative expenses. During 2009, administrative expenses of $177,614 were paid from forfeited nonvested accounts.
(2) Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed in the preparation of these financial statements:
(a) Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
(b) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities at the date of the Financial Statements and the reported amounts during the reported period. Actual results could differ from those estimates as estimates involve judgments and uncertainties. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.
(c) Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for discussion of fair value measurements.
The Plan has fully benefit-responsive investment contracts held by the ABN AMRO Income Plus Fund Class A (the Fund), which is provided as a core investment option to the participants in the Plan. The Fund is a collective investment fund (or common collective trust) that invests primarily in guaranteed investment contracts, money market instruments, and separate account structures. ABN AMRO attempts to maintain the stability of the value of each unit in the Fund at approximately one dollar per unit. An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. During 2009, notice was given by the Company that the Fund would no longer be an investment option for the Plan. As of February 23, 2010, the Company ceased contributions and transferred the investment within the Fund into a money market fund at net asset value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses in investments bought and sold as well as held during the year.
In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statement of changes in net assets available for benefits.
(d) Participant Loans
Participants’ loans are valued at their unpaid outstanding balances.
(e) Payment of Benefits
Benefits are recorded when paid.
(f) Administrative Expenses
The Plan is responsible for all administrative expenses; however, the Company may elect to pay administrative expenses directly or through forfeited nonvested accounts.
(g) Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
(h) Concentrations of Investments
Included in the Plan’s net assets available for benefits at December 31, 2009 and 2008 are investments in infoGROUP Inc. common stock amounting to $13,459,308 and $6,812,750, respectively, whose value could be subject to change based on market conditions. See Note 10.

(3) Investments
The following table represents the fair value of individual investments that exceed 5% of the Plan’s net assets at December 31, 2009 and 2008:

	2009		2008
ABN AMRO Income Plus Fund Class A	$4,202,580		5,729,952
Alliance Bernstein Growth & Income Fund		*	7,067,621
American Europacific Growth Fd	4,996,190			*
American Grw Fd of Amer	9,108,879			*
Dreyfus Emerging Markets Fund		*	4,140,504
Gamco Growth Fund		*	7,657,226
info GROUP Inc. common stock	13,459,308		6,812,750
Lazard Emerging Mkts Portfolio	7,191,137			*
Loomis Sayles Bond Fund	5,233,542			*
PIMCO Total Return Fund	6,997,519		6,014,014
T Rowe Price Equity Income Fund	7,266,764			*
Vanguard 500 Index Fund		*	6,472,832
Vanguard Institutional Index Fund	8,393,807			*
William Blair International Growth Fund		*	4,141,862

*	Fair value of the investment did not exceed 5% of the Plan’s net assets at December 31 of the applicable year.
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$14,074,541
Common collective trust	(306,220)
infoGROUP Inc. common stock	5,996,225
Common stock	31,857

$19,796,403

Of the $19,796,403 of net appreciation, $10,155,292 was due to net realized gains recognized.
(4) Fair Value Measurements
The Plan adopted Fair Value Measurements as of January 1, 2008 and Fair Value Measurements and Disclosures as of December 31, 2009. This guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The three tiers of the fair value hierarchy are described as follows:
Level 1 — defined as observable inputs such as quoted prices in active markets,
Level 2 — defined as inputs other than quoted prices in active markets that are either directly or indirectly observable,
Level 3 — defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Following is a description of the valuation methodologies used for investments measured at fair value:
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the fair value hierarchy.

Mutual funds/money market funds: These investments are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is marked to market daily based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within Level 1 of the fair value hierarchy.
Common collective trust funds: This investment is valued using the NAV provided by the administrator of the fund. The NAV is constant and is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the fair value hierarchy as the unit price is not quoted in an active market. However, the unit price is based on underlying investments, which are either traded on an active market or are valued based on observable inputs such as market interest rates and quoted prices for similar securities. The underlying investments are typically investment contracts such as traditional guaranteed investment contracts, some with wrappers of underlying securities. As there are no redemption restrictions on the common collective trust fund, there are no unfunded commitments as of December 31, 2009, and the fund trades and operates at a constant NAV with daily distributions, the Company considers the NAV to be an appropriate measure of fair value.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Money market fund	$4,245	$—	$—	$4,245
Mutual funds	64,594,122	—	—	64,594,122
Common collective trust	—	4,202,580	—	4,202,580
Common stocks	13,581,344	—	—	13,581,344

Total investments at fair value	$78,179,711	$4,202,580	$—	$82,382,291

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Money market fund	$3,170	$—	$—	$3,170
Mutual funds	45,271,135	—	—	45,271,135
Common collective trust	—	5,729,952		5,729,952
Common stocks	6,883,426	—	—	6,883,426

Total investments at fair value	$52,157,731	$5,729,952	$—	$57,887,683

(5) Plan Termination
The Plan Sponsor has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.
(6) Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated April 17, 2009 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
(7) Related-Party Transactions
First National Bank of Omaha is the custodian and record-keeper as defined by the Plan. Fees paid by the Plan for custodial and record-keeping services amounted to $80,277 for the year ended December 31, 2009.
At December 31, 2009 and 2008, the Plan held 1,678,218 and 1,437,289 shares, respectively, of infoGROUP Inc. common stock with a fair value of $13,459,308 and $6,812,750, respectively.
(8) Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2009
Net assets available for benefits per the financial statements	$84,093,094
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(70,432)

Net assets available for benefits per the Form 5500	$84,022,662

December 31,
2008
Net assets available for benefits per the financial statements	$59,963,325
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(388,650)

Net assets available for benefits per the Form 5500	$59,574,675

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31,
2009
Total investment gain per the financial statements	$21,388,986
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	318,218

Total investment gain per the Form 5500	$21,707,204

(9) Recently Issued Accounting Pronouncements
The Plan will adopt certain provisions of Improving Disclosures about Fair Value Measurements for fiscal years beginning after December 15, 2009. Such disclosures required are regarding transfers in and out of Level 1 and Level 2 fair value measurements and input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements within Level 2 or Level 3 categories. Disclosures regarding Level 3 roll forward activity (purchased, sales, issuances, and settlements) will be effective for the Plan for fiscal years beginning after December 15, 2010.
(10) Subsequent Events
On March 8, 2010, the Company announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Omaha Holdco Inc., a Delaware corporation (“Parent”), and Omaha Acquisition Inc., a Delaware corporation (“Acquisition Sub”), providing for the merger of Acquisition Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Parent and Acquisition Sub are affiliates of CCMP Capital Advisors, LLC. If the Merger is completed, the Common Stock of the Company will be delisted from the NASDAQ and deregistered under the Exchange Act.
Pursuant to the Merger Agreement, if the Merger occurs each share of issued and outstanding Company common stock will be automatically canceled and converted into the right to receive $8.00 in cash, without interest and less any applicable withholding tax (subject to appraisal rights under Delaware law). The Merger is subject to closing conditions, including approval of the Company shareholders. If the Merger occurs, there will be a change in control of the Company.

Schedule
info USA 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of investment,
	including maturity date, number
Identity of issue, borrower,	of shares or units, rate of interest,	Fair
lessor, or similar party	collateral, and par or maturity value	value
Allianze NFJ Small Cap Val Fund	Mutual fund, 114,697 shares	$2,780,258
American Centy Govt Bond Fd	Mutual fund, 52,876 shares	580,050
American Europacific Growth Fd	Mutual fund, 130,517 shares	4,996,190
American Grw Fd of Amer	Mutual fund, 333,903 shares	9,108,879
Champlain Small Co Fd	Mutual fund, 243,867 shares	2,860,562
Cohen & Steers Realty Shares Fund	Mutual fund, 258 shares	12,125
Eagle Mid Cap Stock fund	Mutual fund, 6,451 shares	147,735
Janus Growth & Income Fund	Mutual fund, 347 shares	9,933
JPMorgan Smart Retire 2002-I	Mutual fund, 82,134 shares	1,106,340
JPMorgan Smart Retire 2010-I	Mutual fund, 63,198 shares	878,456
JPMorgan Smart Retire 2015-I	Mutual fund, 7,781 shares	106,133
JPMorgan Smart Retire 2025-I	Mutual fund, 23,878 shares	304,205
JPMorgan Smart Retire 2030-I	Mutual fund, 165,356 shares	2,174,436
JPMorgan Smart Retire 2035-I	Mutual fund, 6,280 shares	78,248
JPMorgan Smart Retire 2040-I	Mutual fund, 139,606 shares	1,820,458
JPMorgan Smart Retire 2045-I	Mutual fund, 2,646 shares	33,316
JPMorgan Smart Retire 2050-I	Mutual fund, 166,891 shares	2,106,167
Lazard Emerging Mkts Portfolio	Mutual fund, 399,286 shares	7,191,137
Loomis Sayles Bond Fund	Mutual fund, 392,319 shares	5,233,542
Matthews Pacific Tiger Fund	Mutual fund, 781 shares	15,011
PIMCO Total Return Fund	Mutual fund, 647,918 shares	6,997,519
Stratton Monthly dividend REIT	Mutual fund, 443 shares	9,679
T Rowe Price Equity Income Fund	Mutual fund, 346,201 shares	7,266,764
T Rowe Price Mid Cap Value Fund	Mutual fund, 17,725 shares	367,265
T Rowe Price New Era Fund	Mutual fund, 139 shares	6,050
Vanguard 500 Index Fund	Mutual fund, 116 shares	9,857
Vanguard Institutional Index Fund	Mutual fund, 82,308 shares	8,393,807
Goldman Sachs	Money market fund	4,245
ABN AMRO Income Plus Fund Class A	Common collective trust	4,202,580
American Capital LTD	Common stock, 666 shares	1,625
Berkshire Hathaway Inc CL B	Common stock, 1 share	3,286
Blackstone Group LP	Common stock, 750 shares	9,840
Centurytel Inc.	Common stock, 200 shares	7,242
CSX Corp	Common stock, 100 shares	4,849
EMC Corp	Common stock, 125 shares	2,184
Frontline LTD	Common stock, 350 shares	9,562
General Electric Co.	Common stock, 400 shares	6,052
General Maritime Corp	Common stock, 670 shares	4,683
Indymac Bancorp Inc.	Common stock, 500 shares	17
Intrepid Potash, Inc.	Common stock, 100 shares	2,917
Invitel Holdings ADR	Common stock, 200 shares	904
Merck & Co. Inc.	Common stock, 100 shares	3,654
Motors Liq Co	Common stock, 100 shares	47
Paradigm Med Inds Inc	Common stock, 100,000 shares	200
Quantum Corp	Common stock, 1,000 shares	2,930
Qwest Communications Intl	Common stock, 1,700 shares	7,157

		Description of investment,
		including maturity date, number
	Identity of issue, borrower,	of shares or units, rate of interest,	Fair
	lessor, or similar party	collateral, and par or maturity value	value
	Ship Finance International Ltd.	Common stock, 524 shares	7,142
	Target Corp	Common stock, 200 shares	9,674
	Tyco Electronics LTD	Common stock, 150 shares	3,683
	Tyco International LTD	Common stock, 150 shares	5,352
	US Bancorp	Common stock, 250 shares	5,628
	Visa Inc. CL A	Common stock, 100 shares	8,746
	VMware Inc. CL A	Common stock, 100 shares	4,238
	Wellcare Health Plans Inc.	Common stock, 100 shares	3,676
	Wells Fargo & Co.	Common stock, 250 shares	6,748
*	info GROUP Inc.	Common stock, 1,678,218 shares	13,459,308
*	Participant loans	196 loans with maturity dates ranging from 2009 to 2034 with rates from 4.25% to 9.25%	1,311,698

			$83,693,989

*	Represents party-in-interest.
See accompanying report of independent registered public accounting firm.

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.